

08027776

KC9
3/4/

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response......12.00 | |

| SEC FILE NUMBER |
|---|
| 8- 53035 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07

MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stock USA Investments

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 ROUTE 6

(No. and Street)

CARMEL                    NY                    10512

(City)                    (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIM LOONEY    (917) 806-6587

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHARLES EGO, CPA

(Name – *if individual, state last, first, middle name*)

| 2500 DUNROBIN DRIVE | MITCHELLVILLE | MD | 20721 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

    X  Certified Public Accountant

    Public Accountant

    Accountant not resident in United States or any of its possessions.

**PROCESSED**

**MAR 2 [ 2008**

**THOMSON FINANCIAL**

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



BW
3/20

# OATH OR AFFIRMATION

I, _____ TIMOTHY LOONEY _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_ STOCK USA INVESTMENTS _____, as

of _ DECEMBER 31 2007 _true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DANIEL T. BARDELLI
Notary Public, State of New York
No. 01BA6052571
Qualified in Putnam County
Commission Expires December 26, 20_/ ᶜ

_____
Signature
FINANCIAL PRINCIPAL

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X   (a)  Facing Page.
X   (b)  Statement of Financial Condition.
X   (c)  Statement of Income (Loss).
X   (d)  Statement of Changes in Financial Condition.
X   (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
    (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X   (g)  Computation of Net Capital.
    (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
    (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
    (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
    (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
    (l)  An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
    (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# AUDIT REPORT
# OF
# STOCK USA INVESTMENTS, INC.

# FISCAL YEAR ENDED
# DECEMBER 31, 2007

## AUDITED FINANCIAL STATEMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2007
## AND
## *(INDEPENDENT AUDITOR'S REPORT THEREON)*

CHARLES EGO
CERTIFIED PUBLIC ACCOUNTANT

**STOCK USA INVESTMENTS, INC.**
**DECEMBER 31, 2007**

## Table of Contents

# CHARLES EGO

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Stock USA Investments, Inc.
Carmel, NY

We have audited the accompanying balance sheet of Stock USA Investments, Inc. (Stock USA) as of December 31, 2007 and 2006, and the related statements of income, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of Stock USA's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of Stock USA's procedures for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Stock USA as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules A, B, and C listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934 and the regulations under the CEAct. These schedules are the responsibility of the Stock USA's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

*Charles Egp, CPA*

Mitchellville, MD
February 21, 2008

# STOCK USA INVESTMENTS, INC.
## Balance Sheet
## December 31, 2007
### (With Comparative Totals for Fiscal Year 2006)

|  | 2007 | 2006 |
|---|---|---|
| **Assets:** |  |  |
| Cash (Note 3) | $ 342,366 | $ 252,397 |
| Commission Receivable | 159,786 | 251,685 |
| Prepaid expense | 269,686 | - |
| Clearing Deposit (Note 4) | 75,000 | 75,000 |
| Furniture & Equipment, net (Note 5) | 9,161 | 8,633 |
| Total Assets | $ 855,999 | $ 587,715 |
| **Liabilities & Stockholders' Equity:** |  |  |
| Liabilities: |  |  |
| Accounts Payable and Accrued Expenses | $ 245,597 | $ 179,763 |
| Total Liabilities | 245,597 | 179,763 |
| Stockholders' Equity |  |  |
| Common Stock | 200 | 200 |
| Paid-in Capital | 45,347 | 45,347 |
| Retained Earnings | 564,855 | 362,405 |
| Total Stockholders' Equity | 610,402 | 407,952 |
| Total Liabilities & Stockholders' Equity | $ 855,999 | $ 587,715 |

The accompanying notes are an integral part of these financial statements

## STOCK USA INVESTMENTS, INC.
## Income Statement
## For the Year Ended December 31, 2007
*(With Comparative Totals for Fiscal Year 2006)*

|  | 2007 | 2006 |
|---|---|---|
| **REVENUES:** | | |
| Commissions revenue | $ 2,217,354 | $ 1,893,359 |
| ECN rebate | 640,878 | 875,236 |
| Other income | 244,876 | 30,513 |
| Total Revenues | 3,103,108 | 2,799,108 |
| | | |
| **EXPENSES:** | | |
| Clearance and execution fees | 896,697 | 1,319,843 |
| Compensation and benefits | 713,410 | 554,354 |
| Communication | 421,743 | 310,214 |
| Promotional and advertising | 227,982 | 65,632 |
| Occupancy and equipment rental | 93,616 | 60,000 |
| Office supplies expenses | 26,015 | 30,464 |
| Regulatory and registration fees | 4,048 | 30,619 |
| Professional fees | 11,327 | 15,817 |
| Repairs and maintenance | - | 59,378 |
| Travel and entertainment | 56,232 | 29,922 |
| Insurance | 22,754 | 14,422 |
| Depreciation expense | 4,780 | 4,308 |
| Other expense | 52,055 | 15,991 |
| Total Expenses | 2,530,659 | 2,510,964 |
| | | |
| Income before provision of taxes | 572,449 | 288,144 |
| Provision of taxes | - | - |
| | | |
| Net Income/(Loss) | $ 572,449 | $ 288,144 |

The accompanying notes are an integral part of these financial statements

**STOCK USA INVESTMENTS, INC.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2007**
*(With Comparative Totals for Fiscal Year 2006)*

|  | 2007 | 2006 |
|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** |  |  |
| Net Income | $ 572,449 | $ 288,144 |
| Adjustments to reconcile net income to net cash flows from operating activities |  |  |
| Depreciation | 4,780 | 4,308 |
| (Increase)/decrease in commission receivable | 91,899 | (149,285) |
| (Increase)/decrease in clearing deposits | - | - |
| (Increase)/decrease in prepaid expense | (269,686) | - |
| Increase/(decrease) in accounts payable & accrued expenses | 65,834 | 56,700 |
| Net Cash Provided by (Used in) Operating Activities | 465,276 | 199,867 |
| **CASH FLOW FROM INVESTING ACTIVITIES** |  |  |
| Net acquisition of assets | (5,307) | - |
| Net Cash Used in Investing Activities | (5,307) | - |
| **CASH FLOW FROM FINANCING ACTIVITIES** |  |  |
| Net proceeds from stockholders | (370,000) | (55,000) |
| Payment to bank for loan | - | - |
| Net Cash Provided by Financing Activities | (370,000) | (55,000) |
| NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENT | 89,969 | 144,867 |
| CASH AND CASH EQUIVALENT, BEGINNING OF YEAR | 252,397 | 107,530 |
| CASH AND CASH EQUIVALENT, END OF YEAR | $ 342,366 | $ 252,397 |

The accompanying notes are an integral part of these financial statements

5

## 1. Organization

Stock USA Investments, Inc. (the "Company") formerly Speedtrader.com, Inc. was incorporated in the state of New York in 1999. During 2001, the Company received authorization to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker-dealer. The Company is a member of the National Association of Securities Dealers and registered with the Securities and Exchange Commission. The Company also gives its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction online. The Company operates as an introducing broker and clears all securities transactions through its clearing broker, Pension Financial Services, Inc., on a fully-disclosed basis.

The Company does not hold funds or securities for, or owe any money or securities to customers, and does not carry accounts of, or for, customers. Clients send money directly to the clearing organizations for deposit into the Company's accounts. The Company collects commission fees for its services to its clients. The Company is currently registered to do business in many states.

## 2. Summary of Significant Accounting Policies

a. Basis of Accounting

The Company has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned rather than when cash is received, and expenses and purchases of assets are recognized when the obligation is incurred rather than when cash is disbursed. Proprietary securities transactions and commission revenues are recorded on a trade date basis

b. Cash and Cash Equivalents

For financial statement purposes, the Company considers demand deposits and money market funds to be cash and cash equivalents.

c. Equipment, Furniture & Fixtures and Related Depreciation

The Company capitalizes asset purchases and depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

d.    Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. Cash and Cash Equivalents

The Company receives all of its revenue from fees charged for its brokerage services. During the year, the Company maintained two checking accounts and one money market account at Citibank. The total cash balances at December 31 were as follows:

|  | 2007 | 2006 |
|---|---|---|
| Checking –Citibank | $ 342,366 | $ 252,397 |
| Checking – Citibank | -0- | -0- |
| Money market – Citibank | -0- | -0- |
| Total | $ 342,366 | $ 252,397 |

## 4. Clearing Deposit

The Company held a clearing deposit with Pension Financial Services, Inc. as requirement for the Company to do business with the clearing organization. At December 31, 2007 and 2006, the balance in this reserve account amounted to $75,000.

## 5. Fixed Assets – Computer Equipment

At December 31, the balances of fixed assets and the related accumulated depreciation were as follows:

|  | 2007 | 2006 |
|---|---|---|
| Furniture and Fixtures | $ 20,843 | $ 15,535 |
| Equipment | 32,240 | 32,240 |
| Total | 53,083 | 47,775 |
| Less: Accumulated depreciation | (43,922) | (39,142) |
| Net | $ 9,161 | $ 8,633 |

6. **Brokerage Activities**

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2007 and 2006, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

7. **Income Taxes**

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders.

8. **Net Capital Requirements**

The Company is subject to the Net Capital requirements under 15c3-1 of the Securities and Exchange Commission and 1.17 of the.Commodity Futures Trading Commission (CFTC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007 and 2006, the Company had net capital of approximately $326,012 and $342,731, respectively, which were in excess of its required minimum net capital at that date.

9. **Related Party Transactions**

The Company paid $93,616 and $60,000 for rent during 2007 and 2006, respectively, to companies affiliated with the shareholder.

## 10. Profit Sharing Plan

The Company maintains a profit sharing plan covering full time employees. Company contributions to the plan is made at the discretion of the shareholder, and are based upon such factors as employee compensation and net income, as defined in the plan. There were no employer contributions made to the plans for the year ended December 31, 2007 and 2006.

The Company also maintains an employee benefit plan that provides for salary deferrals under Section 401(k) of the Internal Revenue Code. The Company has not elected to make matching contributions.

**STOCK USA INVESTMENTS, INC.**
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

## Schedule A

### 1. Changes in Stockholders' Equity:

| | |
|---|---|
| Balance, Beginning of period | $ 407,952 |
| Net income/ (loss) | 572,449 |
| Additions (includes non-conforming capital of $0) | - |
| Deductions (includes non-conforming capital of $0) | (370,000) |
| Balance, end of period | $ 610,401 |

The accompanying notes are an integral part of these financial statements

**Schedule B**

| Account Name | Allowable Assets | Non-Allowable Assets | Aggregate Indebtedness | Other Liabilities | Capital Accounts |
|---|---|---|---|---|---|
| Cash (Note 3) | $ 342,366 | $ - | $ - | $ - | $ - |
| Commission receivable | 154,243 | 5,543 | | | |
| Prepaid expense | | 269,686 | | | |
| Clearing deposit | 75,000 | | | | |
| Furniture & equipment, net (Note 5) | | 9,161 | | | |
| Accounts payable & accrued exp. | | | | (245,597) | |
| Other liabilities | | | | | |
| common stock | | | | | 200 |
| Paid-in capital | | | | | 45,347 |
| Retained earnings | | | | | (7,594) |
| Net income | | | | | 572,449 |
| Totals | $ 571,609 | $ 284,390 | $ - | $ (245,597) | $ 610,402 |

2. **NET CAPITAL COMPUTATION:**

| | |
|---|---|
| Total Assets | $ 855,999 |
| Less: Total Liabilities | (245,597) |
| Net Worth | 610,402 |
| Less: Subordinated Loans (approved) | - |
| Adjusted Net Worth | 610,402 |
| Less: Non-Allowable Assets | (284,390) |
| Tentative Net Worth | 326,012 |
| Haircuts | - |
| Undue Concentration haircuts | - |
| Net Capital | 326,012 |
| Less: Minimum Required Net Capital per SEC rule 15c3-1 and 1.17 of the CFTC | (100,000) |
| **Excess Net Capital** | **$ 226,012** |

3. **Reconciliation of Differences:**
No material differences exist between the computation of net capital above and the Stock USA's unaudited most recent Part II or Part IIA filings.

The accompanying notes are an integral part of these schedules

## Schedule C

4. **A Compuation for Determination of the Reserve Requirements**

   Stock USA is exempt from the computation of the Reserve Requirement
   under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any
   customer securities or does not accept any customer funds.

5. **A reconciliation, including appropriate explanations of the audited computation
   of 15c3-3 Reserve Requirements and the broker's or dealer's corresponding
   unaudited most recent Part II or Part IIA filing shall be filed with said
   report when material differences exist. If no material differences exist,
   a statement so indicating shall be filed.**

   Stock USA is exempt from the computation of the Reserve Requirement under
   Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any
   customer securities or does not accept any customer funds.

6. **Information Relating to the Possession or Control Requirements**

   Stock USA is a fully disclosed Broker Dealer and is exempt from this requirement.

7. **A Statement of Changes in Liabilities Subordinated to Claims of General Creditors**

   There were no general creditors as of December 31, 2007

8. **A report describing any material inadequacies found to exist**

   There were no material inadequacies found by auditors to exist (see Report on page 13).

9. **A Reconciliation between the audited and unaudited Statement of
   Financial Condition with respect to methods of consolidation**

   No such differences exist because Stock USA does not have subsidiaries
   that would require a consolidated financial condition for Stock USA.

The accompanying notes are an integral part of these schedules

# CHARLES EGO

Certified
Public Accountant

### Report on Internal Control Required by
### CFTC Regulation 1.16 and SEC Rule 17a-5

To the Board of Directors and Stockholders
Stock USA Investments, Inc.

In planning and performing our audit of the financial statements of Stock USA Investments, Inc. (Stock USA), for the year ended December 31, 2007 (on which we issued our report dated February 21, 2008), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stock USA that we considered relevant to the following objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Stock USA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Stock USA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stock USA that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations thereunder, and the segregation of funds based upon such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.

13

2500 Dunrobin Drive, Mitchellville, MD. 20721 ● Phone: (301) 529-6559 ● Fax: (301) 925-8306

The management of Stock USA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) and the Commodity Futures Trading Commission (CFTC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Stock USA has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of Stock USA's internal control would not necessarily disclose all matters in Stock USA's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving Stock USA's internal control and its operation, including controls for safeguarding customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFRC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Stock USA's practices and procedures were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, CFRC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered brokers and dealers, futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

*Charles Egg, CPA*

Mitchellville, Maryland
February 21, 2008

